Filed Pursuant to Rule 424 (b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED MARCH 20, 2012 TO PROSPECTUS DATED MAY 13, 2011

FEBRUARY 2012 PERFORMANCE UPDATE

	February 2012	Year to Date	Total NAV 02/29/12	NAV per Unit 02/29/12

Series A-1	-0.21%	11.47%	$14,299,321	$1,667.76
Series A-2	-0.05%	11.84%	$3,775,284	$1,818.08
Series B-1	0.46%	12.68%	$6,173,096	$1,399.06
Series B-2	0.63%	13.06%	$4,970,147	$1,470.74

          * All performance is reported net of fees and expenses

Fund results for February 2012:

          The Fund’s trading strategies generated solid returns in February as geopolitical and economic forces pushed energies and equities decidedly higher. Intensifying tensions with Iran over their nuclear program injected risk premium into oil markets, driving crude prices to multi-month highs. Meanwhile, a wave of hopeful economic data and the long-awaited second Greek bailout lifted stocks. United States (“U.S.”) unemployment fell for a fifth straight month, adding 234,000 jobs while U.S. consumer confidence posted its longest streak of gains since 1997. The Nasdaq hit 11-year highs and the Dow Jones Industrial Average closed above 13,000 for the first time since 2008. The Bank of Japan (“BOJ”) revealed plans to inject 10 trillion yen into the Japanese economy in an effort to suppress deflation while the European Central Bank (“ECB”) sought to stabilize euro-zone banks and stimulate the economy by issuing €529.5 billion of low interest loans. CBOT corn slid sideways awaiting spring plantings, while soybeans soared on expected crop damage in Brazil. Short-term strategies enhanced overall performance with gains in currencies, stocks, metals, and energies.

          The Fund’s allocation to the energy sector produced significant returns in February as economic optimism, escalating Iranian tensions, and reduced refinery capacity led to robust returns for long energy positions. Extreme cold in Europe in the midst of heavy refinery maintenance drove IPE gas oil (+6.3%) to a nine-month high. New York heating oil (+6.0%), also used in home heating, was pulled higher on anticipated demand shift to the U.S. Brent crude gained 10.9%, its best month since May of 2009, while NY crude (+8.6%) reached a nine-month high. Despite poor U.S. gasoline demand, RBOB futures extended an impressive rally, gaining 5.4%, aided by permanent, unplanned, and seasonal refinery closures. Promising U.S. employment data and the Greek bailout approval lifted energies universally on hopes of economic growth.

          The Fund experienced positive results in global equity markets as stocks rose on continued economic improvement. While Europe worked its way towards the second bailout of Greece, equity markets across the continent were higher as fears of an imminent euro-zone collapse subsided. The ECB eased monetary policy significantly in an effort to support markets, stepping away from its traditional mandate of inflation stability. Markets responded with the CAC40 (+4.5%), FTSE (+3.7%), and DAX (+6.0%) all finishing the month higher. Only the Greek index finished lower with a 9.1% loss. Investor optimism drove up markets across Asia with the Nikkei (+10.2%) climbing sharply as the yen fell. Improvements in the outlook for exports also boosted shares in Hong Kong (+6.6%), Korea (+3.5%), and Taiwan (+7.6%). The U.S. markets rose as unemployment fell to 8.3%, jobless claims hit a four-year low, and modest growth was seen in manufacturing and housing. The S&P 500 (+4.3%) is off to its best start in 21 years.

          Superfund’s allocation to currencies generated moderate losses due to the sharp reversal in the Japanese yen. The U.S. dollar was weaker against most global currencies as the U.S. Federal Reserve (the “Fed”) reiterated its highly accommodative stance in spite of improving economic conditions. The BOJ, which has struggled with deflation for more than a decade, announced it would target a 1% annual inflation rate, adding 10 trillion yen to the economy in the process. Traders took the news seriously and sent the yen (-6.2%) to a seven-month low. The euro (+1.9%) strengthened against the U.S. dollar as fears over a Greek debt disaster abated and expectations rose for increased lending activity. The Swiss franc (+1.8%) and British pound (+1.1%) also gained while better-than-expected economic data in Australia drove the AUD/USD rate to a six-month high (1.0795 $/AUD). South American currencies continued to climb with the Mexican peso (+1.4%), Colombian peso (+2.4%), and the Brazilian real (+1.7%) all gaining.

          The Fund’s bond portfolio produced negative results in February. U.S. bond prices retreated slightly from January highs as positive economic data continued to foster the strongest equity rally in two decades. U.S. unemployment dropped to 8.3%, returning to a level not seen since February 2009. U.S. 10-year notes retreated on the news and ended the month down 0.8%. The ECB implemented phase two of their long term refinancing operation liquidity program on February 27th, injecting €530 billion of short-term liquidity into the region. The 1% loan offering was taken up by 800 euro-zone banks. The monetary infusion is expected to make its way into longer-term maturities as seen by the resulting rally in Bunds and 10-year Swap Notes.

          Superfund strategies underperformed in the metals sector after bullish trends in precious metals radically corrected as Fed chairman Bernanke quelled hopes for QE3. Immediately prior to the plunge, gold and silver each hit multi-month highs as investors placed hedges against rising consumer prices and a weakening dollar. Following Mr. Bernanke’s testimony, gold (-1.7%) and silver (6.9%) decreased significantly. Fears of reduced euro-zone base metal demand abated as leaders came to agreement on a second aid package for Greece. LME aluminum (+4.0%), assisted by record canceled warrants (orders to withdraw stockpiles), reversed early losses in the broad-based rally. Rising confidence levels on both sides of the Atlantic and falling inventories worked in tandem to elevate Comex (+2.1%) and LME copper (+2.2%).

          The Fund’s perpetual long gold position suffered late-month losses as testimony from Fed Chairman Ben Bernanke expressed optimism over improving macroeconomic data, reducing the likelihood of additional monetary stimulus. Gold and other safe-havens dropped on the news as the U.S. dollar rallied.

          Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

          This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall).

As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $337,000 of Series A-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-1’s net asset value of approximately $15.26 million as of October 31, 2011. The Series A-1 reserve taken reduced the net asset value by $74,147 as of October 31, 2011 (or approximately $8.52 per Series A-1 Unit).

          As of October 31, 2011 approximately $87,000 of Series A-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-2’s net asset value of approximately $3.94 million as of October 31, 2011. The Series A-2 reserve taken reduced the net asset value by $19,084 as of October 31, 2011 (or approximately $9.21 per Series A-1 Unit).

          As of October 31, 2011 approximately $276,000 of Series B-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-1’s net asset value of approximately $6.93 million as of October 31, 2011. The Series B-1 reserve taken reduced the net asset value by $60,598 as of October 31, 2011 (or approximately $13.05 per Series B-1 Unit).

          As of October 31, 2011 approximately $186,000 of Series B-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-2’s net asset value of approximately $4.69 million as of October 31, 2011. The Series B-2 reserve taken reduced the net asset value by $40,923 as of October 31, 2011 (or approximately $13.63 per Series B-2 Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

          Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Periodic Adjustments to the Series’ Dollar for Dollar Gold Position

Commencing November 1, 2011, Superfund Capital Management, Inc. began adjusting each Series’ dollar for dollar gold position periodically throughout the month to reflect profits and losses from the Series’ futures and forward trading activities and interest income, so as to maintain a long gold futures position with a notional, or face, value approximately equal to the Series’ net asset value throughout the month. These adjustments are in addition to the adjustments made to the dollar for dollar gold position by Superfund Capital Management at the beginning of each month to reflect additions to and redemptions of Series capital.

SUPERFUND GOLD, L.P. – SERIES A-1
FEBRUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 29, 2012)

STATEMENT OF INCOME
FEBRUARY 2012

Investment income, interest	$0

Expenses
Management fee	26,923
Ongoing offering expenses	—
Operating expenses	8,975
Selling commissions	23,932
Other expenses	(155)
Incentive fee	—
Brokerage commissions	13,157
Total expenses	72,832

Net investment gain (loss)	(72,831)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	181,131
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(138,002)

Net gain (loss) on investments	43,129

Net increase (decrease) in net assets from operations	$(29,703)

STATEMENT OF CHANGES IN NET ASSET VALUE

FEBRUARY 2012

Net assets, beginning of period	$14,236,446

Net increase (decrease) in net assets from operations	(29,703)

Capital share transactions
Issuance of shares	253,000
Redemption of shares	(160,527)

Net increase (decrease) in net assets from capital share transactions	92,473

Net increase (decrease) in net assets	62,770

Net assets, end of period	$14,299,321

NAV Per Unit, end of period	$1,667.76

SUPERFUND GOLD, L.P. – SERIES A-2
FEBRUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 29, 2012)

STATEMENT OF INCOME
FEBRUARY 2012

Investment income, interest	$0

Expenses
Management fee	7,096
Ongoing offering expenses	—
Operating expenses	2,365
Other expenses	179
Incentive fee	—
Brokerage commissions	3,468
Total expenses	13,109

Net investment gain (loss)	(13,109)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	47,742
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(36,374)

Net gain (loss) on investments	11,368

Net increase (decrease) in net assets from operations	$(1,741)

STATEMENT OF CHANGES IN NET ASSET VALUE
FEBRUARY 2012

Net assets, beginning of period	$3,815,643

Net increase (decrease) in net assets from operations	(1,741)

Capital share transactions
Issuance of shares	0
Redemption of shares	(38,514)

Net increase (decrease) in net assets from capital share transactions	(38,514)

Net increase (decrease) in net assets	(40,255)

Net assets, end of period	$3,775,284

NAV Per Unit, end of period	$1,818.08

SUPERFUND GOLD, L.P. – SERIES B-1
FEBRUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 29, 2012)

STATEMENT OF INCOME
FEBRUARY 2012

Investment income, interest	$(6)

Expenses
Management fee	11,623
Ongoing offering expenses	—
Operating expenses	3,874
Selling commissions	10,332
Other expenses	12
Incentive fee	—
Brokerage commissions	8,241
Total expenses	34,082

Net investment gain (loss)	(34,088)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	94,486
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(31,727)

Net gain (loss) on investments	62,759

Net increase (decrease) in net assets from operations	$28,671

STATEMENT OF CHANGE IN NET ASSET VALUE
FEBRUARY 2012

Net assets, beginning of period	$6,339,014

Net increase (decrease) in net assets from operations	28,671

Capital share transactions
Issuance of shares	14,333
Redemption of shares	(208,862)

Net increase (decrease) in net assets from capital share transactions	(194,529)

Net increase (decrease) in net assets	(165,839)

Net assets, end of period	$6,173,097

NAV Per Unit, end of period	$1,399.06

SUPERFUND GOLD, L.P. – SERIES B-2
FEBRUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended February 29, 2012)

STATEMENT OF INCOME
FEBRUARY 2012

Investment income, interest	$(5)

Expenses
Management fee	9,342
Ongoing offering expenses	—
Operating expenses	3,114
Other expenses	308
Incentive fee	—
Brokerage commissions	6,624
Total expenses	19,388

Net investment gain (loss)	(19,393)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	75,946
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(25,502)

Net gain (loss) on investments	50,445

Net increase (decrease) in net assets from operations	$31,052

STATEMENT OF CHANGE IN NET ASSET VALUE

FEBRUARY 2012

Net assets, beginning of period	$4,969,057

Net increase (decrease) in net assets from operations	31,052

Capital share transactions
Issuance of shares	0
Redemption of shares	(30,000)

Net increase (decrease) in net assets from capital share transactions	(30,000)

Net increase (decrease) in net assets	1,052

Net assets, end of period	$4,970,146

NAV Per Unit, end of period	$1,470.74

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.